Mail Stop 3561

March 4, 2008

By Facsimile and U.S. Mail

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for Fiscal Year Ended September 29, 2007**
> **Filed November 28, 2007**
> **File No. 000-14706**

Dear Mr. Ingle:

We have reviewed your response dated February 19, 2008 to our comment letter dated January 17, 2008 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1. We have read your response to comment one of our letter dated January 17, 2008. Please revise disclosure in future filings to include in tabular form for each period presented the amount or percentage of total sales contributed by each class of similar products or services such as, for example; grocery, meat and dairy products, produce, frozen foods and other perishables, pharmacy, fuel and other general merchandise. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, revise the notes to your financial statements to provide the disclosure required by paragraph 37 of SFAS No. 131. If providing the information to investors is

       impracticable, disclose that fact. In your response please show us what your revised disclosure will look like.

2.   Further, management's discussion should also provide a more detailed and specific discussion of material information within the comparable store sales increase for the comparative periods. For example, your discussion cites promotions, service execution and expanded product selections to be the general reasons for a $268.7 million increase in grocery segment sales in fiscal 2007. Presently, the guidance in SEC Release No. 33-8350 requires an analysis of the material period-to-period changes within the comparable store sales increase and suggests a layered approach of the principal factors underlying financial information already available in the financial statements. Please further advise or provide us with an example of your revised MD&A quantitatively disclosing material changes within sales and expenses that assist in the understanding of your results of operations. Please also incorporate key financial metrics used by management including the average customer ticket and customer traffic, as materially applicable.   See Item 303(a)(3) of Regulation S-K.

       Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

                                      Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief